

A Century of Experience and 21st Century Banking Solutions

Just the Bank You Would Imagine.



FORWARD-LOOKING STATEMENTS

Certain statements in this presentation may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise and are not statements of historical fact. Such statements are often characterized by the use of qualified words (and their derivatives) such as "expect," "believe," "estimate," "plan," "project," "anticipate" or other statements concerning opinions or judgments of American National and its management about future events. The forward-looking statements herein are based on certain assumptions and analyses by American National and are factors it believes are appropriate under the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; significant changes in securities markets; and changes regarding acquisitions and dispositions. Consequently, all forward-looking statements made herein are qualified by these cautionary statements. American National does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.



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We Are...

 Conservative
- Stringent underwriting
- Strong capital

 Consistent
- 104 years of tradition
- Deep management team
- Strong, experienced board of directors
- Ability to execute

 Shareholder focused
- Exceptional dividend
- Prudent growth
- Good stewards of capital
- NASDAQ Global Select
- Russell 3000 Index

Just the Bank You Would Imagine.



SEASONED MANAGEMENT

Name	Position	Age	Years of Experience	Years w/ AMNB
Executives:				
Charles H. Majors	Executive Chairman	67	20	20
Jeffrey V. Haley	President & CEO	53	16	16
William W. Traynham Jr.	Chief Financial Officer	58	24	4
Dabney T.P. Gilliam Jr.	Chief Administrative Officer	59	28	13
R. Helm Dobbins	Chief Credit Officer	62	35	10
S. Cabell Dudley	Chief Banking Officer – Va.	67	44	7
Charles T. Canaday Jr.	Chief Banking Officer – N.C.	52	29	2
H. Gregg Strader	EVP - Strategic Initiatives	55	32	
			Average 29	



SIGNIFICANT RECENT ACCOMPLISHMENTS

- Integrated our new North Carolina offices into our organization and culture

- Converted the entire bank to a new and robust management information system

- Dealt efficiently and effectively with all credit issues brought over from the MidCarolina merger

- Operated the combined organization successfully during these difficult economic times

- Trailing four quarters EPS $2.03

- Completed transition to new Chief Executive Officer



Q2 – 2013 HIGHLIGHTS

- Diluted EPS - $0.53

- NPAs to total assets 0.88% vs. 0.99% Q2 2012

- Dividend – $0.23 paid in Q2
    - Paid $0.92 full year for 2012



CAPITAL LEVELS

History of maintaining a strong capital position

– We did not need to apply for TARP

	AMNB 10 Year Average	Q1 2013
Tangible Common Equity / Tangible Assets	10.29%	9.73%
Leverage Ratio	11.89%	11.49%
Tier 1 Risk-Based Ratio	16.25%	16.07%
Total Risk-Based Ratio	17.50%	17.32%



NATIONWIDE MRQ COMPARISON



Nationwide Public Banks and Thrifts

Performance | *Asset Quality* | *Capital* | *Returns*

75ᵗʰ Percentile

50ᵗʰ Percentile

25ᵗʰ Percentile

AMNB (1.38%) — AMNB Core (0.91%) — Peers (0.68%)

AMNB (4.16%) — Peers (3.82%) — AMNB Core (3.47%)

AMNB (52.3%) — AMNB Core (62.1%) — Peers (68.4%)

AMNB (1.54%) — Peers (3.24%)

AMNB (0.68%) — Peers (4.60%)

AMNB (9.6%) — Peers (8.7%)

AMNB (17.3%) — Peers (14.5%)

AMNB (4.0%) — Peers (0.5%)

Core ROAA (%) | NIM (%) | Efficiency Ratio (%) | NPAs / Loans + OREO (%) | Cycle to Date Charge Offs (%) | TCE/TA (%) | Total Capital (%) | Div Yield (%)

Source: SNL Financial and Company filings; Market data as of 6/30/2013
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion
Core ROAA excludes extraordinary items, nonrecurring items, gains / losses on sales of securities and amortization of intangibles
AMNB core calculation excludes accretion of fair market value adjustments from the MidCarolina transaction
Cycle to date net charge offs as of 12/31/2008

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DIVIDENDS

History of strong dividends



Source: SNL Financial and Company filings. Market data as of Q2 2013 quarter end
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion
*Annualized number

TOTAL RETURN



AMNB Return Relative to Major Indices

Source: Factset Research Systems; Market data as of 7/17/2013
AMNB total return assumes reinvestment of dividends

Financial Performance



HISTORICAL PROFITABILITY



DIVERSE REVENUE STREAM

Noninterest Income

- Trust & Investment Services
- Brokerage
- Secondary Mortgage
- Title Insurance
- Bankers Insurance

Trust Assets ($ in millions)



Trust and Investment Services

- Organized in 1927
- Offices in Danville, Martinsville, Lynchburg
- Assets: $586 million
- Customers: individuals, businesses, foundations and non-profits
- Serve clients locally and abroad
- Priorities:
  - Trust administration
  - Investment management
  - Estate settlement
  - Retail brokerage
- Excellent equity performance

LOAN PORTFOLIO





- Granular portfolio
- Highly diversified
- Top 10 relationships combine for $83 million or 10% of total loans
  - Largest total relationship of $14 million
  - Legal lending limit > $20 million

- Average commercial credit size of $421,903
- Average life: 2.1
- Modified duration: 1.8
- The sweet spot: $500,000 - $1 million

Source: SNL Financial and Company filings
Note: Average life and modified duration from AMNB internal IRR modeling for Q1 2013

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UNDERWRITING PROCESS

≈ Culture

FORMER	CURRENT
Quality	Quality
Rate	Volume
Volume	Rate

≈ Collaborative

≈ Offensive / Defensive

– Relationship pricing

≈ Strong asset quality review process



SUPERIOR ASSET QUALITY

- Exceptional performance through cycle

- Increased NPA levels are due to acquired MidCarolina credits

  - Fully marked and moving through the resolution process



Source: SNL Financial and Company filings
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion
Note: NPAs include nonaccrual loans, accruing TDRs and OREO

DEPOSIT PORTFOLIO



Deposit Migration History

	Demand Deposits	NOW & Other Trans Accts
MMDA & Savings		Retail Certificates of Deposit
Jumbo Certificates of Deposit		



Cost of Deposits

AMNB   Peers

≈ Legacy markets provide a stable source of low-cost core deposits

≈ Average life 4.7

≈ Modified duration 4.2

Source: SNL Financial and Company filings
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $50 billion
Note: Average life and modified duration from AMNB internal IRR modeling for Q1 2013.

SECURITIES PORTFOLIO

6/30/2013 Securities Portfolio	Portfolio Highlights



Corporate 4%
Federal agencies and GSEs 16%
Mortgage-backed and CMOs 23%
State and municipal 57%

- Minimal credit risk; minimal duration risk
  - Average life 3.6
  - Modified duration 3.4

- High quality
  - $340.1 million AFS securities portfolio
  - All above investment grade
  - Municipal portfolio with very high credit quality and wide geographic dispersion
  - No investments are classified

- Strong source of liquidity

Source: SNL Financial and Company filings
Note: Average life and modified duration from AMNB internal IRR modeling for Q1 2013.



- 16 banking offices in Virginia

- 9 banking offices in North Carolina

- Ranked #2 in the Danville MSA with 29% market share

- Ranked #3 in the Burlington MSA with 15% market share



Source: SNL Financial and MapInfo; Market share data as of June 30, 2013
Shaded area for MidCarolina represents Burlington, Durham, Greensboro, Raleigh, and Winston-Salem MSAs

OPPORTUNISTIC ACQUISITION STRATEGY



- Fair value accounting changed the game

- Capital is necessary to be a player

- Focused on growth markets in NC and VA

- Characteristics of targets:

  - $250 million-$1 billion size
  - Practical assimilation
  - Manageable credit issues
  - Compatible cultures

  - EPS accretion
  - Maintenance of strong capital levels
  - Identifiable synergies for savings

- Our credit culture will be maintained

AMNB ACQUISITION CYCLE



Phase I
- Identify targeted markets with strong economic growth prospects
  - Active calling in adjacent markets
- Prioritize and perform diligence on institutions that are financially attractive <u>and</u> culturally compatible

Phase II
- Negotiate the transaction
- Announce and close

Phase III
- Integrate the target
  - Systems conversion - Synergies
  - Cultural assimilation - Customer retention
- Focus on remediation of target portfolio

Phase IV
- Transition from remediation to growth and new production

Identify ▶ Acquire ▶ Integrate ▶ Clean-up ▶ Grow

OUR FOCUS

 Fortress-like balance sheet
- Exceptional asset quality
- Low-risk investment portfolio
- High liquidity
- Capital strength

 Disciplined growth
- Organic
- External

 Strong earnings stream

 Imagination



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